Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

ANOTHER SOLID QUARTER FROM RANDGOLD RESOURCES WITH PROFIT UP MATERIALLY DESPITE INDUSTRY COST PRESSURES

London, 6 May 2008 – Randgold Resources today reported a net profit of US$18.2 million for the March quarter, up 25% on the previous quarter and 42% on the corresponding quarter in 2007, in spite of intensifying industry-wide cost pressures, notably the sharp rise in the oil price.

Attributable production of 103 649 ounces was down 13% on the previous quarter while total cash cost of US$440/oz was up 12% but both were in line with plan considering the oil price. Chief executive Mark Bristow said the company’s production and cost profile was expected to show improvement in the latter half of the year when the new high grade Yalea underground mine at its Loulo complex in Mali comes on stream.

The Yalea orebody has been intersected and the new mine has already delivered its first development ore to the Loulo plant. A second underground mine, Gara, is at final planning stage. Loulo’s two existing open-pit operations produced 63 249 ounces at a total cash cost of US$470/oz during the quarter and the mine is on track to meet its full-year target of 265 000 ounces. The underground operations are scheduled to increase this annual output to 400 000 ounces by 2010.

Elsewhere in Mali, Randgold Resources took over operational responsibility for the Morila mine from its joint-venture partner AngloGold Ashanti during the quarter. Following the change, a multi-disciplinary review team from both sides identified a number of operational issues which require rectification. Corrective action is being taken.

“As Morila continues to move to lower-grade ore and eventually to stockpile retreatment, plant efficiency and effective grade control will be paramount. Our first priority has been to ensure the maximum availability of the plant and we’ve made good progress on this and other fronts. We’ve also had to reconcile some discrepancies between the grade control and ore reserve models, as a result of which we have reduced Morila’s forecast production for 2008 from 465 000 to 430 000 ounces,” Bristow said.

Morila produced 101 000 ounces at a total cash cost of US$393/oz during the quarter against the previous quarter’s 129 193 ounces at US$334/oz.

In Côte d’Ivoire, site preparation is underway at Tongon where the company’s third mine is scheduled for development. Infill drilling increased Tongon’s probable reserves by 52% to 2.44 million ounces during the past quarter and Bristow said continued drilling was likely to upgrade more resources to the reserve category. He noted that development of the mine was proceeding in tandem with a steady improvement in the political climate in Côte d’Ivoire, where general elections have been scheduled for 30 November this year.

The acquisition of a further 5% participation interest in Tongon has increased Randgold Resources’ stake in the project to 81%. As in the case of Loulo, Randgold Resources will now be able to consolidate 100% of Tongon and show minority interest separately.

On the exploration front, three advanced targets – Massawa in Senegal, Tiasso in Côte d’Ivoire and Kiaka in Burkina Faso – are scheduled for drill-testing in the current quarter. The company’s exploration teams are active in six West and East African countries, constantly feeding new prospects into its pipeline.

“We’re also looking closely at a number of external growth opportunities, including joint ventures, which offer us the potential of creating real value through the application of our skills. Such opportunities will, of course, have to meet the same return and other investment criteria we require from our organically generated projects,” Bristow said.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE QUARTER ENDED 31 MARCH 2008

•	Net profit up 25% on previous quarter in spite of industry cost pressures.
•	Morila delivers satisfactory performance but reduces production guidance for the year.
•	Loulo delivers strong production to support annual group forecast.
•	Yalea underground development intersects orebody and first development ore delivered to plant.
•	Continued infill drilling at Tongon delivers a 52% increase in reserves.
•	Equity participation in Tongon project increased to 81%.
•	Initial results from a 7 000 metre drilling programme confirm significant mineralisation at Massawa.
•	Exploration drilling to focus on three advanced targets.

Randgold Resources Limited had 76.2 million shares in issue as at 31 March 2008

SUMMARISED FINANCIAL INFORMATION

US$000	Quarter ended 31 Mar 2008	Quarter ended 31 Dec 2007	Quarter ended 31 Mar 2007	12 months ended 31 Dec 2007
Gold sales#	87 002	89 855	63 065	289 841
Total cash costs*	45 579	47 093	35 007	158 318
Profit from mining activity*	41 423	42 762	28 058	131 523
Exploration and corporate expenditure	13 952	12 933	6 521	35 920
Profit before income tax	25 489	22 323	16 225	66 901
Net profit	18 155	14 492	12 748	45 628
Net profit attributable to equity shareholders	15 966	13 385	11 418	42 041
Net cash generated from operations	17 096	31 741	13 567	62 233
Cash and financial assets	336 801	343 133	139 407	343 133
Attributable production+ (ounces)	103 649	119 736	109 198	444 573
Group total cash costs per ounce*+ (US$)	440	393	321	356
Group cash operating costs per ounce*+ (US$)	392	347	284	315
#	Gold sales do not include the non-cash profit/(loss) on the roll forward of hedges.
*	Refer to explanation of non-GAAP measures provided.
+	Randgold Resources consolidates 100% of Loulo and 40% of Morila.

COMMENTS

Net profit for the group of US$18.2 million increased by 25% compared to the December 2007 quarter of US$14.5 million and by 42% compared to the March 2007 quarter of US$12.7 million. This is mainly due to higher gold prices achieved during the quarter, which averaged US$841/oz compared to the prior quarter of US$721/oz, offset by lower production. The reduction in other expenses quarter on quarter, as well as savings in interest expenditure due to the repayment of the corporate facility in December 2007 also increased net profit.

Profit from mining at US$41 million was in line with the December 2007 quarter and up 48% from the March 2007 quarter. Attributable ounces produced for the quarter of 103 649 were down 13% from the December 2007 quarter and down 5% from the corresponding March 2007 quarter but in line with the plan. Total cash cost per ounce of US$440/oz for the quarter was up 12% from the December 2007 quarter and up 37% from the March 2007 quarter. This is mainly due to a decrease in the average grade mined and milled at both mines and in line with the life of mine plans. Production plans at Loulo estimate an increase in the grade during the second half of the year when the underground production comes on stream, significantly increasing ounces produced at Loulo. Industry wide cost pressures, especially the sharp increase in oil prices (up 9% in the past quarter and 71% in the past 12 months), continued weakening of the dollar and an increase in general consumables and commodities also impacted negatively on costs during the quarter, especially in comparison with the first quarter of 2007.

Exploration and corporate expenditure increased from US$12.9 million for the December 2007 quarter and US$6.5 million in the March 2007 quarter to US$13.9 million in the current quarter. The increase is due to a US$5.5 million increase in bonus accruals in line with the 35% increase in the company’s share price over the quarter. This was partially offset by a decrease in exploration expenditure resulting from the decision taken by the board on 31 January 2008 to develop the Tongon mine. Accordingly, all expenditure incurred directly on the project has been capitalised with effect from February 2008. A total of US$2.5 million relating to the Tongon project was capitalised during the quarter. Finance costs for the quarter of US$0.3 million were significantly lower compared to the previous quarter’s US$1.4 million and the March 2007 quarter of US$0.8 million, due to the repayment of the corporate facility of US$40.8 million in December 2007. Finance income was broadly in line with the previous quarter, at US$2.6 million, reflecting the higher average cash balances following the equity issue in December 2007, offset by a drop in interest rates but higher than the corresponding quarter in 2007.

OPERATIONS

LOULO

Loulo produced 63 249 ounces of gold during the quarter at a total cash cost of US$470/oz (cash operating cost of US$429/oz) compared to last quarter’s production of 68 059 ounces at US$436/oz (cash operating cost US$399/oz). The drop in production, as a result of a decrease in the average grade of ore mined and processed, was in line with the current mine plan.

After additional equipment was mobilised by the mining contractor at the beginning of the fourth quarter in 2007, the mine continued to improve its operational flexibility with additional tonnes being moved over and above the mine plan similar to the previous quarter. This should ensure the operation is in a position to meet its targeted throughput during the coming midyear rainy season.

The higher gold prices received during the quarter also corresponded with higher fuel prices and a weaker US dollar, which impacted negatively on consumables and other commodity prices and resulted in a negative impact on the cash operating costs. Randgold Resources continues to remain focused on the quantities of the commodities consumed in the production process in order to keep costs under control.

LOULO RESULTS

	Quarter ended 31 Mar 2008	Quarter ended 31 Dec 2007	Quarter ended 31 Mar 2007	12 months ended 31 Dec 2007
Mining
Tonnes mined (000)	7 846	7 476	5 707	20 978
Ore tonnes mined (000)	869	710	657	2 431
Milling
Tonnes processed (000)	701	686	687	2 654
Head grade milled (g/t)	3.1	3.5	3.2	3.3
Recovery (%)	90.9	89.4	93.8	93.2
Ounces produced	63 249	68 059	67 908	264 647
Average price received+ (US$/oz)	787	695	543	612
Cash operating costs* (US$/oz)	429	399	287	337
Total cash costs* (US$/oz)	470	436	320	372
Profit from mining activity* (US$000)	19 876	17 472	15 337	63 598
Gold sales*+ (US$000)	49 589	47 175	37 034	162 154

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold Resources consolidates 100% of Loulo and shows the minority interest separately.

*	Refer to explanation of non-GAAP measures provided.
+

Includes the impact of 17 499 ounces delivered into the hedge at US$429/oz in the quarter ended 31 March 2008, 19 254 ounces delivered at US$439/oz in the quarter ended 31 December 2007, 19 254 ounces delivered at US$439/oz in the quarter ended 31 March 2007 and 90 836 ounces delivered at US$426/oz for the year ended 31 December 2007.

Resource and Reserve Update

During the quarter, the group released its annual resource and reserve declaration and the relevant extract relating to the Loulo reserves is shown in the table below, including a comparison with 2006 figures:

Loulo Ore Reserves

Category	Tonnes (Mt) 2007	Tonnes (Mt) 2006	Grade (g/t) 2007	Grade (g/t) 2006	Gold (Mozs) 2007	Gold (Mozs) 2006	Attributable gold (80%) (Mozs)
Proved	8.95	11.21	3.36	3.47	0.97	1.26	0.77
Probable	45.47	37.93	4.40	4.54	6.43	5.54	5.15
Total	54.42	49.14	4.23	4.30	7.40	6.80	5.92

MORILA

Morila had a satisfactory production performance during the first quarter. A total of 101 000 ounces were produced at a total cash cost of US$393/oz (cash operating cost of US$334/oz) compared to last quarter’s production of 129 193 ounces at US$337/oz (cash operating cost US$279/oz).

Processed grades were up on plan, which compensated for the lower than planned throughput caused by poor plant availability and utilisation.

MORILA RESULTS

	Quarter ended 31 Mar 2008	Quarter ended 31 Dec 2007	Quarter ended 31 Mar 2007	12 months ended 31 Dec 2007
Mining
Tonnes mined (000)	5 701	6 700	5 015	23 859
Ore tonnes mined (000)	1 531	1 681	935	5 016
Milling
Tonnes processed (000)	1 008	1 026	1 055	4 163
Head grade milled (g/t)	3.4	4.3	3.4	3.7
Recovery (%)	91.3	91.7	92.2	91.6
Ounces produced	101 000	129 193	103 224	449 815
Average price received (US$/oz)	926	797	652	710
Cash operating costs* (US$/oz)	334	279	278	282
Total cash costs* (US$/oz)	393	337	322	332
Profit from mining activity* (US$000)	53 868	63 224	31 803	169 810
Attributable (40% proportionately consolidated)
Gold sales (US$000)	37 413	42 680	26 031	127 687
Ounces produced	40 400	51 677	41 290	179 926
Profit from mining activity* (US$000)	21 547	25 290	12 721	67 925
*	Refer to explanation of non-GAAP measures provided.

The reserve base for Morila as at end 2007 is tabulated below with a comparison to figures as at the end of 2006:

MORILA Ore Reserves

Category	Tonnes (Mt) 2007	Tonnes (Mt) 2006	Grade (g/t) 2007	Grade (g/t) 2006	Gold (Mozs) 2007	Gold (Mozs) 2006	Attributable Gold (40%) (Mozs)
Proved	13.11	15.36	2.21	2.50	0.93	1.23	0.37
Probable	9.95	11.35	2.01	2.47	0.64	0.90	0.26
Total	23.06	26.71	2.13	2.49	1.57	2.13	0.63

As a result of AngloGold Ashanti’s notification to Randgold Resources that it was considering the disposal of its 40% share of Morila, it was agreed that Randgold Resources assume the operatorship of the mine. This was effected on 15 February 2008. On assumption of operatorship, a multi-disciplinary team comprising Randgold Resources and AngloGold Ashanti representatives performed an on-site audit of the current situation.

Several operational issues were identified as requiring rectification. These included:

•	lack of short interval controls;
•	poor maintenance; and
•	poor communication with suppliers of critical equipment.

Consequently we have instituted corrective action and have also identified the possibility of increasing plant throughput which we will investigate further to evaluate the options and possible benefits.

An investigation was launched into the discrepancy between results from the grade control model and the life of mine ore reserve model (October 2007), which was returning lower tonnes and grade. A new hybrid model, incorporating the additional drilling from October 2007, was compiled. This has shown lower tonnages and grades due to wireframe changes based on geological interpretation, increased amounts of internal waste as well as the increased variability of the orezones on the fringes of the orebody.

As a result of these changes, we have reduced the forecast production for 2008 from the previous guidance of 465 000 ounces to a total of 430 000 ounces. Randgold Resources will continue to look for ways of increasing production during the year and is reviewing any impact on future years’ production. Advanced grade control has been prioritised with a second rig being brought to site.

PROJECTS AND EVALUATION

LOULO UNDERGROUND DEVELOPMENT PROJECTS

Yalea

The development of the Yalea underground mine at Loulo in Mali continued at the pace set in January and a total advance of 735 metres was achieved during the first quarter of 2008.

The twin declines have now reached 800 metres from surface at a vertical depth of 130 metres. The development of the return airway break-away access intersected the orebody in April.

A total advance of 1 651 metres has been recorded by the section to date.

Work also progressed on the third portal from the previously mined out P125 pit. The portal structure has been completed and development within the orebody is progressing.

Gara

The design for the Gara underground project is currently being finalised. Studies are in progress for optimising the portal position, with the aim of balancing conveying distance, development metres and ground conditions in such a way that capital and operating costs are minimised for the life of the project. In the final design many of the Yalea experiences and design improvements will be incorporated.

The development of the declines will start in January 2009. In its current design, the mine has probable reserves of 17.08 million tonnes at 3.91g/t and it is expected to produce 100 000 tonnes per month when in full production. This output target is expected to be realised in early 2011.

TONGON PROJECT

Following the publication of the ore reserve statement in Randgold Resources’ annual report, revised ore reserve estimates were calculated during the quarter based on the drilling completed to the end of 2007. In addition, an agreement was concluded with Randgold Resources’ joint venture partners in Côte d’Ivoire, New Mining CI, to increase Randgold’s interest in the joint venture to 90%. Consequently, Randgold Resources now owns an effective 81% interest in the Tongon project, which is reflected in the table below:

TONGON MINERAL RESOURCES

	Category	Tonnes (Mt)	Grade (g/t)	Ounces (Moz)	Attributable ounces (81%) (Moz)
Northern zone
Open pittable	Indicated	9.78	2.46	0.77	0.63
	Inferred	0.49	3.34	0.05	0.04
Underground	Inferred	5.02	2.65	0.43	0.35
Southern zone
Open pittable	Indicated	32.18	2.34	2.42	1.96
	Inferred	7.48	2.45	0.59	0.48
Total indicated		41.96	2.37	3.20	2.59
Total inferred		12.99	2.56	1.07	0.87

Based on pit optimisation at a gold price of US$550/oz and practical pit designs the following in pit reserves have been declared as of April 2008:

TONGON ORE RESERVE ESTIMATE

	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable ounces (81%) (Moz)
Northern zone
Probable	5.59	2.40	0.43	0.35
Southern zone
Probable	27.17	2.30	2.01	1.63
Total probable	32.76	2.32	2.44	1.98

Revised pit designs and the increased participation in the project have resulted in a 61% increase in the attributable reserve from 1.23 million ounces to 1.98 million ounces. Total probable reserves have increased 52%, from the 1.61 million ounces reported in the Type 3 Feasibility to 2.44 million ounces.

There is, in addition, potentially mineable material of 0.37Mozs within the pit design as tabulated below:

TONGON POTENTIALLY MINEABLE RESOURCE

	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable ounces (81%) (Moz)
Southern zone
Total	5.46	2.13	0.37	0.30
•

During the quarter an additional 13 000 metres of drilling has been completed, mainly infill of the southern zone which is designed to convert most of the inferred resources within the pit to indicated resources. Results from this infill phase are now being incorporated into the feasibility resource modelling.

•	Sterilisation drilling has commenced to cover the areas planned for the mine infrastructure which has been finalised subject to geotechnical testwork.
•	Eight mining contractor companies have pre-qualified in the tender process and will shortly visit site prior to submission of tenders.
•	Plant design is being progressed by SENET and the long lead items for the plant have been ordered.
•	Environmental studies are in the process of being finalised.
•

Meetings were held in all of the ‘Most Affected Villages’ as part of the PPP (Public Participation Process) and all inhabitants were briefed on the implications of the mining development. Their concerns were noted and a village consultative council was established which holds regular meetings.

•	The pre-construction budget has been approved and the site is gearing up to prepare infrastructure that will allow work to continue through the wet season.

Discussions continue with the State regarding the conclusion of a Mining Convention.

The Government has recently announced that the first round of elections would be held on 30 November 2008.

EXPLORATION ACTIVITIES

The first quarter of 2008 has seen the exploration teams making the most of the dry season across both West and East Africa by advancing their projects as per the strategic objectives.

In Senegal, at Massawa, a new phase of diamond drilling confirmed the continuity of mineralisation and the presence of coarse visible gold, while further surface exploration including soil sampling and RAB drilling has extended the target from 2.8 kilometres to over 6 kilometres in strike length. Geologically the target is underlain by a sequence of overturned sediments and volcanics, which have been intruded by felsic dykes, gabbros and granitic bodies. Mineralisation locates in various lithologies (sediments and porphyries) but is structurally controlled with a prominent hangingwall and footwall structure, exploiting carbonaceous sedimentary units. There are varying degrees to the intensity of alteration (silica-carbonate-sericite-pyrite-arsenopyrite) and locally brecciation and brittle fracturing are associated with the gold mineralisation. The table below details the results received from the latest phase of diamond drilling, which has so far concentrated along a 1 kilometre segment of the overall 6 kilometre mineralised structure:

MASSAWA DRILL RESULTS

			Intersection
Hole ID	From (m)	To (m)	Interval	(g/t)
MWDDH008	86.30	89.20	2.90	6.90
	98.40	105.70	7.30	31.04
	109.50	125.00	15.50	1.93
MWDDH009	70.70	121.00	50.30	1.42
	253.35	259.20	5.85	1.55
MWDDH010	88.80	94.00	5.20	3.40
	113.10	119.90	6.80	4.70
	123.00	142.25	19.25	1.50
MWDDH011	69.50	73.50	4.00	4.20
MWDDH012	48.70	49.70	1.00	4.15
MWDDH013	46.00	53.00	7.00	1.13
	97.00	103.00	6.00	2.00
	129.00	137.00	8.00	1.09
	140.00	141.00	1.00	10.20
	183.50	193.06	9.56	1.09

In addition to Massawa in Senegal, exploration work has been continuing on adjacent satellite targets within the Bakan Corridor where RAB drilling on the Tiwana target has defined a continuous zone of low grade gold mineralisation along a 2.2 kilometre strike. At Sofia, RAB drilling has now defined two approximately 2 kilometre long targets for additional diamond drilling.

At Loulo the first quarter has been relatively quiet as the airborne EM survey was flown over the 1 400km2 consolidated groundholding in the Loulo district. The data is now being processed and modelled. Early observations of the raw data indicate that the survey provides a more detailed structural and geological framework, clearly defines the Senegal-Mali shear zone, folding, the intersection of north east and north south structures, which play a key role in controlling gold mineralisation, and a number of large intrusives. The data is currently with external consultants to complete a detailed interpretation and three dimensional modelling which will incorporate all of the geological and drill data; this will enable a detailed target generation study, which will drive future exploration programmes.

At Morila, Randgold Resources’ team has started reviewing and validating all of the exploration and mining data in order to develop an exploration model for drill testing in Q4. This recent work reveals the orebody relates to a north west shear system and the development of an overturned fold at the contact between fine and coarser grained sediments. These may be unconformable and marked by a mafic volcanic unit as defined by the geochemical and petrographic studies. Granodiorite and tonalitic igneous intrusions played a key role in creating the heat flow and driving the hydrothermal cell. The extension of this target to the east is considered to be a high priority.

In Mali South, work has focused on reconnaissance RAB drilling of the Bagoe East and Bagoe West permits held in joint venture with African Gold Group (AGG). These permits cover prospective Morila-type settings along the Banifin shear zone in close proximity to the Morila deposit. Gold mineralisation is associated with splay structures from the main shear, anticlinal folds and granitic intrusions.

In Burkina Faso at Kiaka, preparations are underway to drill test the possible extension to mineralisation along the axis of a plunging anticline to the north where the last diamond hole KDH013 returned 166 metres at 1.26g/t. In addition, a 10 000 metre RAB drilling programme is underway to evaluate regional targets. Of these Limsega is the most advanced where exploration has identified a 3.4 kilometre long anomalous gold in soil structural corridor. Trenching has returned a best intercept of 22 metres at 2.27g/t, including 10 metres at 3.71g/t.

In Ghana, work on the Bole NE concession has identified five targets for follow-up work. All targets are associated with parasitic folds on the limbs of a much larger regional anticline and shear structures have been mapped along the fold limbs. Gold mineralisation concentrates in the hinge zone of the folds and within the shears associated quartz veins and silica-sericite alteration zones. Trenching is underway in preparation for RAB drilling during Q2.

In Côte d’Ivoire, great progress has been made at Tongon in the conversion of in pit resources to reserves. While this programme continues, deeper drilling on both deposits is also underway to test the continuation of high grade plunging shoots. Randgold Resources also has drill motivations prepared for Tongon East, South and Poungbe satellite targets within the Nielle permit and preparations are underway to re-establish a base at the Boundiali permit, 100 kilometres to the west of Nielle, where Randgold Resources has the advanced target of Tiasso waiting to be drilled. This target is characterised by a 2 kilometre long gold in soil anomaly which was previously tested by five trenches. Of these, three returned encouraging results: TAT001 – 25 metres at 4.39g/t; TAT003 – 8 metres at 2.78g/t; TAT004 – 14 metres at 2.66g/t, 4 metres at 25.98g/t and 10 metres at 1.49g/t.

In Tanzania, RAB drilling has been completed on targets along a 20 kilometre north west trending structural corridor at Miyabi, a joint venture with African Eagle, where results are pending. Following the granting of permits in the Proterozoic mobile belt surrounding the Archaean craton soil sampling and mapping have been completed. Gold mineralisation is hosted in highly deformed and silicified metamorphosed rock units above a major thrust. The units consist of thinly bedded impure marble and biotite gneiss/granulite.

CONSOLIDATED INCOME STATEMENT

US$000	Quarter ended 31 Mar 2008	Quarter ended 31 Dec 2007	Quarter ended 31 Mar 2007	12 months ended 31 Dec 2007
REVENUES
Gold sales on spot	95 841	96 708	70 483	313 421
Loss on matured hedges	(8 839)	(6 853)	(7 418)	(23 580)
Non-cash (loss)/profit on roll forward of hedges	—	(2 277)	235	(7 036)
Total revenues	87 002	87 578	63 300	282 805
Other income	1 499	764	167	967
Total income	88 501	88 342	63 467	283 772
COSTS AND EXPENSES
Mine production costs	42 825	40 921	31 445	136 312
Movement in production inventory and ore stockpiles	(6 049)	(4 427)	(3 740)	(11 534)
Depreciation and amortisation	5 695	3 421	6 072	20 987
Other mining and processing costs	3 134	4 309	3 018	13 638
Mining and processing costs	45 605	44 224	36 795	159 403
Transport and refinery costs	742	736	247	1 595
Royalties	4 927	5 554	4 037	18 307
Exploration and corporate expenditure	13 952	12 933	6 521	35 920
Other expenses	—	3 950	712	5 008
Total costs	65 226	67 397	48 312	220 233
Finance income	2 527	2 748	1 917	9 167
Finance costs	(313)	(1 370)	(847)	(5 805)
Finance income - net	2 214	1 378	1 070	3 362
Profit before income tax	25 489	22 323	16 225	66 901
Income tax expense	(7 334)	(7 831)	(3 477)	(21 273)
Net profit	18 155	14 492	12 748	45 628
Attributable to:
Equity shareholders	15 966	13 385	11 418	42 041
Minority shareholders	2 189	1 107	1 330	3 587
	18 155	14 492	12 748	45 628
Basic earnings per share (US$)	0.21	0.19	0.17	0.60
Diluted earnings per share (US$)	0.21	0.19	0.16	0.60
Average shares in issue (000)	76 173	71 591	68 820	69 589

The results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB on a basis consistent with the annual financial statements.

CONSOLIDATED BALANCE SHEET

US$000	At 31 Mar 2008	At 31 Dec 2007	At 31 Mar 2007
Assets
Non-current assets
Property, plant and equipment	278 499	269 896	245 443
Cost	361 720	347 422	308 054
Accumulated depreciation and amortisation	(83 221)	(77 526)	(62 611)
Deferred taxation	2 009	2 163	2 654
Long term ore stockpiles	46 422	43 190	43 915
Receivables	24 390	22 823	13 856
Total non-current assets	351 320	338 072	305 868
Current assets
Inventories and stockpiles	61 029	57 410	35 161
Receivables	44 669	42 104	35 803
Available-for-sale financial assets	48 950	48 950	—
Cash and cash equivalents	287 851	294 183	139 407
Total current assets	442 499	442 647	210 371
Total assets	793 819	780 719	516 239
Shareholders’ equity	604 711	598 799	342 110
Minority interest	10 483	8 294	6 037
Total equity	615 194	607 093	348 147
Non-current liabilities
Long term borrowings	2 228	2 773	24 739
Loans from minority shareholders in subsidiaries	3 394	3 096	2 801
Deferred taxation	1 451	1 451	462
Financial liabilities - forward gold sales	45 943	51 953	46 693
Provision for rehabilitation	11 171	11 074	8 938
Total non-current liabilities	64 187	70 347	83 633
Current liabilities
Financial liabilities - forward gold sales	42 162	33 672	20 010
Current portion of long term borrowings	3 495	3 647	24 819
Accounts payable and accrued liabilities	66 082	63 330	39 630
Taxation payable	2 699	2 630	—
Total current liabilities	114 438	103 279	84 459
Total equity and liabilities	793 819	780 719	516 239

The financial instruments liability increased following the increase in the gold price and reflects the marked-to-market valuation of the hedged ounces at 31 March 2008, calculated at the spot price as at that date of US$933.50/oz. During the quarter, the company delivered 17 499 gold ounces into its hedge positions, which reduced the financial instruments liability, given the higher gold price. The decrease in the non-current financial liabilities is due to the effect of lower US dollar interest rates on forward gold prices, as well as a reduction in the total hedged ounces outstanding.

CONSOLIDATED CASHFLOW STATEMENT

US$000	3 months ended 31 Mar 2008	3 months ended 31 Mar 2007	12 months ended 31 Dec 2007
Profit before income tax	25 489	16 225	66 901
Adjustment for non-cash items	7 519	6 410	31 747
Effects of changes in operating working capital items	(10 743)	(4 285)	(24 178)
Receivables	(3 978)	(619)	(23 289)
Inventories and ore stockpiles	(6 851)	(3 262)	(24 786)
Accounts payable and accrued liabilities	86	(404)	23 897
Income tax paid	(5 169)	(4 783)	(12 237)
Net cash generated from operating activities	17 096	13 567	62 233
Acquisition of property, plant and equipment	(14 298)	(10 215)	(47 905)
Financing of contractors	—	—	—
Acquisition of available-for-sale financial assets	—	—	(48 950)
Net cash used by investing activities	(14 298)	(10 215)	(96 855)
Proceeds from issue of ordinary shares	423	470	236 063
Decrease in long term loans	(399)	(897)	(43 740)
Dividends paid to company’s shareholders	(9 154)	(6 874)	(6 874)
Net cash generated by financing activities	(9 130)	(7 301)	185 449
Net (decrease)/increase in cash and cash equivalents	(6 332)	(3 949)	150 827
Cash and cash equivalents at beginning of period	294 183	143 356	143 356
Cash and cash equivalents at end of period	287 851	139 407	294 183

The changes in receivables are mainly due to higher contractor costs at Loulo as a result of the fuel price increase which impacted transport costs and fuel paid on behalf of contractors, as well as an increase in TVA balances at Morila.

The increase in inventories and ore stockpiles is the result of a build up of stockpiles at Morila and an increase in inventories at Loulo due to the increased demand resulting from the development of the underground mines.

The board of directors approved an annual dividend of 12 US cents per share on 31 January 2008. This resulted in an aggregate dividend payment of US$9.1 million which was made in March 2008.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves US$000	Accumulated profits US$000	Total attributable to equity share- holders	Minority interest US$000	Total equity US$000
Balance – 31 December 2006	68 763 561	3 440	213 653	(59 430)	178 400	336 063	4 707	340 770
Movement on cash flow hedges –
Transfer to income statement	—	—	—	7 183	—	7 183	—	7 183
Fair value movement on financial instruments	—	—	—	(6 627)	—	(6 627)	—	(6 627)
Net income recognised directly in equity	—	—	—	556	—	556	—	556
Net profit	—	—	—	—	11 418	11 418	1 330	12 748
Total recognised income/(loss)	—	—	—	556	11 418	11 974	1 330	13 304
Share-based payments	—	—	—	477	—	477	—	477
Share options exercised	71 500	4	466	—	—	470	—	470
Exercise of options previously expensed under IFRS 2	—	—	111	(111)	—	—	—	—
Shares vested#	10 102	—	170	(170)	—	—	—	—
Dividend relating to 2006	—	—	—	—	(6 874)	(6 874)	—	(6 874)
Balance – 31 March 2007	68 845 163	3 444	214 400	(58 678)	182 944	342 110	6 037	348 147
Balance – 31 December 2007	76 140 330	3 809	450 814	(69 391)	213 567	598 799	8 294	607 093
Movement on cash flow hedges –
Transfer to income statement	—	—	—	8 839	—	8 839	—	8 839
Fair value movement on financial instruments	—	—	—	(11 319)	—	(11 319)	—	(11 319)
Net income recognised directly in equity	—	—	—	(2 480)	—	(2 480)	—	(2 480)
Net profit	—	—	—	—	15 966	15 966	2 189	18 155
Total recognised income/(loss)	—	—	—	(2 480)	15 966	13 486	2 189	15 675
Share-based payments	—	—	—	1 157	—	1 157	—	1 157
Share options exercised	39 500	2	421	—	—	423	—	423
Exercise of options previously expensed under IFRS 2	—	—	132	(132)	—	—	—	—
Shares vested#	6 594	—	160	(160)	—	—	—	—
Dividend relating to 2007	—	—	—	—	(9 154)	(9 154)	—	(9 154)
Balance – 31 March 2008	76 186 424	3 811	451 527	(71 006)	220 379	604 711	10 483	615 194

# Restricted shares were issued to directors as remuneration. The transfer between “other reserves” and “share premium” in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

NON-GAAP MEASURES

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP

US$000	Quarter ended 31 Mar 2008	Quarter ended 31 Dec 2007	Quarter ended 31 Mar 2007	12 months ended 31 Dec 2007
Gold sales on spot	95 841	96 708	70 483	313 421
Loss on matured hedges	(8 839)	(6 853)	(7 418)	(23 580)
Gold sales	87 002	89 855	63 065	289 841
Mine production costs	42 825	40 921	31 445	136 312
Movement in production inventory and ore stockpiles	(6 049)	(4 427)	(3 740)	(11 534)
Transport and refinery costs	742	736	247	1 595
Royalties	4 927	5 554	4 037	18 307
Other mining and processing costs	3 134	4 309	3 018	13 638
Total cash costs	45 579	47 093	35 007	158 318
Profit from mining activity	41 423	42 762	28 058	131 523

FORWARD COMMODITY CONTRACTS

The group’s hedging position at 31 March 2008 is summarised below:

Maturity date	Forward sales Ounces	Forward sales average US$/oz
Year ended 2008	62 997	429.28
Year ended 2009	84 996	434.90
Year ended 2010	41 748	500.38
Total	189 741	447.44

The forward contracts all relate to Loulo with Morila’s production being completely exposed to spot gold prices. The remaining portion of the hedge book represents approximately 18% of the planned production at Loulo and 13% of the group’s production for the period.

UPDATED RESOURCES AND RESERVES

Depleted to December 2007, including latest Tongon figures:

At 30 April 2008 (abridged)

MINE/ PROJECT	Category	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Attributable gold (Moz)
MINERAL RESOURCES
Loulo					80%
	Measured and indicated	63.95	4.62	9.51	7.61
	Inferred	25.90	2.92	2.43	1.95
Morila				40%
	Measured and indicated	22.95	2.19	1.62	0.65
	Inferred	0.83	3.05	0.08	0.03
Tongon				81%
	Measured and indicated	41.96	2.37	3.20	2.59
	Inferred	12.99	2.56	1.07	0.87
Total measured and indicated		128.86	3.46	14.32	10.84
Total inferred		39.72	2.81	3.58	2.84
ORE RESERVES
Loulo					80%
	Proved and probable	54.42	4.23	7.40	5.92
Morila				40%
	Proved and probable	23.06	2.13	1.57	0.63
Tongon				81%
	Probable	32.76	2.32	2.44	1.98
Total proved and probable		110.23	3.22	11.42	8.53

Randgold Resources reports its mineral resources and ore reserves in accordance with the JORC code. The reporting of ore reserves is also in accordance with SEC Industry Guide 7.

Pit optimisation is carried out at a gold price of US$550 per ounce, except for Morila which was run at US$525 per ounce; underground reserves are also based on a gold price of US$550 per ounce. Dilution and ore loss are incorporated into the calculation of reserves.

Cautionary note to US investors: the United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Randgold Resources uses certain terms in this report, such as “resources” that the SEC guidelines strictly prohibit the company from including in its filings with the SEC.

GENERAL

The company continues to evaluate various opportunities both at corporate, project and joint venture levels.

Production is planned to increase in the second half of the year as higher grades are accessed in the Yalea underground mine at Loulo, as per the current mine plan. Despite the lower forecast production at Morila, we believe it is still possible for Randgold Resources to meet its forecast for the year.

The site establishment at Tongon is underway and should ensure that Randgold Resources is in a position to commence construction by the end of the year as planned. The programme will align well with the continuing improvements in the political situation in Côte d’Ivoire, where presidential elections have been confirmed for the end of November 2008.

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
6 May 2008

RANDGOLD RESOURCES NEWS UPDATES

GROWING IN A SHRINKING MARKET

Randgold Resources’ updated resources and reserves continue to show increases in both categories. This should enable the company to grow production - at a time when industry output is in decline - by 50% over the next four years.

Attributable resources rose from 12.55 million ounces at the end of 2006 to 13.7 million, while proven and probable reserves increased from 6.29 million ounces to 8.53 million, (all numbers depleted to the end of December 2007 and include Tongon changes from Q1). The increases are mainly attributable to continuing exploration at the Loulo complex in Mali and at the Tongon project in Côte d’Ivoire. Tongon has been grown from an exploration target to a plus 4 million ounce resource, with 2.4 million ounces recently converted to probable reserve in two open pits.

Backing up the Loulo underground and Tongon developments are a strong project flow generated by the company’s exploration teams operating in six countries in West and East Africa. This pipeline holds three advanced targets: Massawa in Senegal, Tiasso in Côte d’Ivoire and Kiaka in Burkina Faso, all of which demonstrate the key indicators of strong structural controls, large alteration systems and geological competency contrasts coupled with economic gold intersections.

Drill rigs are already spinning at Massawa and the latest results are confirming the continuity of the gold mineralisation. This, together with the mining operation at Loulo, has reinforced the company’s belief in the prospectivity of the Kedougou-Kenieba Inlier. At Kiaka, the potential for 2 million ounces in a broad, low-grade system of gold mineralisation has already been estimated. A drill rig is being mobilised to Kiaka to test a model which could significantly add to this resource. Tiasso will also be drill tested in the second quarter of the year.

In the Loulo district, meanwhile, a 1 400km2 groundholding with a significant portfolio of brownfields targets has been consolidated. Top of the list is Faraba, which already has defined inferred resources and plenty of upside along a 4 kilometre shear. In Côte d’Ivoire, the Nielle permit not only hosts the Tongon deposits but also 12 targets for follow-up work.

FAQ

These are the key questions analysts have recently been asking Mark Bristow, and his answers.

Q: Isn’t your commitment to organic growth excluding you from some attractive merger and acquisition opportunities?

A: The fact that we’ve built this business through discovery and development doesn’t mean that we have a blind spot when it comes to external opportunities. We look closely at all of them; we just haven’t found one that’s good enough yet. By good enough I mean a deal that will deliver the same rate of return we demand from our organically generated projects, or that offers a significant strategic opportunity. It seems self-evident that m&a activity should make commercial sense but in the mining industry in recent years a lot of it has been driven purely by a market that wants instant gratification. We find our own gold, so we’re not forced to buy ounces at a premium by the demands of a bull market.

Q: Are you confident that you can continue to grow production from your own resources?

A: We’re planning to push up our production by 50% over the next few years through the development of the Loulo underground mines and Tongon. We’re able to do that because our exploration success has continued to build our resource base. At present, every gold mining company is projecting growth, yet total industry production keeps going down. One of the reasons for this disparity between fact and forecast is that it’s easy to promise but tough to deliver. It’s hard to discover a decent deposit. Then you have to build a mine, which can take anything from five to ten years. And then you have to run it profitably. We’ve shown that we can do all three.

Q: Is your hunt for growth opportunities going to stay focused on Africa?

A: Focused on, yes; limited to, no. Africa is our home turf: we know the countries and the people well, we have good relationships with their governments, and we have a strong competitive advantage there. But our skills are eminently exportable and we’re a profit-driven company, so we’ll go wherever we can build a profitable gold mining business. Of course, there aren’t many places like that: South America maybe, the Pacific Rim and, most notably, Eurasia, which hosts the world’s biggest undeveloped gold projects. In any event, it’s worth noting that some countries in Africa still offer significant long-term potential, notably Burkina Faso, Côte d’Ivoire and Mali. They’re not only highly prospective, they have business-friendly governments who are aggressively attracting investment.

Q: One of the big issues facing the industry at the moment is cost. How does this affect you?

A: The price of oil has a big impact on our business. We generate all our own power using diesel. With the price of oil going up by 71% compared to the March 2007 quarter, diesel has increased from 26% to 30% as a percentage of our total costs. In addition, everything we use has to be transported to the mines over long distances - literally thousands of kilometres - by diesel-powered vehicles. Some key consumables, such as explosives, are linked to oil. On top of that, there are the weakness of the dollar and the general rise in inflation. All of this means that we have to be a lot more focused on cost control and procurement efficiency. So far, we’ve been reasonably successful, and we think we can keep cost increases in the 10% to 15% range this year, subject to the oil price. That will enable us to maintain and even improve our operating margin.

Q: Another problem seems to be a shortage of skills. How are you coping?

A: This is a further instance of how the current short-term mania is damaging the industry. The proliferation of instant mining companies has squeezed the already limited supply of skilled people. We’re not immune to this pressure, but over the years we’ve invested substantially in recruiting, training and retaining competent, committed people, and we’ve been particularly successful in developing local expertise at our operations. In the nurturing of intellectual capital as in exploration, the long-term approach pays off.

Q: Your share price has had a great run over the past year, but at its present levels, can it still offer value to new investors?

A: There’s short-term value and then there’s long-term value. Randgold Resources offers a good balance: immediate exposure to pure gold production with a growing margin, as well as the real prospect of participation in future discoveries. These will be generated by a constantly replenished project pipeline which already holds three advanced targets and a host of other promising opportunities. Randgold Resources also has a management with a record of delivery and a commitment to sustained profitability. It has zero debt and a strong balance sheet, which means that it can fund its own growth - a considerable advantage at a time when money is becoming very hard to find.

BUILDING ON EXPERIENCE AT TONGON

John Steele – General manager capital projects

In the real estate business, the three most important things are location, location and location. In mine development the key word is layout. A good layout saves capital and operating costs and allows room for expansion in the future.

Layout defines our footprint or how much impact we make on local land users. It’s a crucial part of our development process. Time spent upfront on this aspect has many rewards later in the process.

The location of our orebodies is fixed naturally; we can’t reposition these. Our other infrastructure though can be optimally positioned around the orebodies and local natural features.

After ore, the next most important natural resource to consider is water. As always, the simplest solutions are best. River extraction or local dam construction is the preferred route. Borehole fields sound like a great solution, but inevitably (if the other options are rivers and dams) they tap the same sources of water as the rivers and dams. Borehole extraction is more suited to tapping water aquifers in areas without the option of river extraction. It’s better to seek a managed solution to water supply with the other water users in a particular region. Creating a local dam has aesthetic benefits as well as providing insurance for the operation’s water and a longer term resource for the community after the mining finishes.

Where do we source our skills to build these mines? Obviously, there’s a lot of pressure to recruit locally and particularly from the immediate vicinity of the mine where our impact is greatest and this is what we do. There are limits to this in terms of work that can be done with short-term training, but we structure the development to use local skills and identify suitable candidates for operational employment during the construction phase. The overall key is to have the best operating team available, so we’ll pull the most promising candidates out of the construction workforce to ensure the best people are available to the operating team.

The cheapest construction material for tailings storage tends to be the open pit waste material (if it’s suitable), so it pays us to find a site relatively close to the pits to use this material for wall construction at the tailings storage facility.

The plant is best situated close to the orebody, but there are limits as the orebodies sometimes have extensions and the plant sites have a tendency to become new exploration sites when situated close to the orebody. Suitable sterilisation drilling can quickly confirm the potential of a site for the plant, but our first choice is a location within one kilometre of the orebody.

Our plant layout must always take heed of any potential for the mine to expand. Upfront construction should allow for the leach train to be extended easily and for additional milling or crushing plant to be added. Sufficient space has to be left in the layout to accommodate these ideals. A well laid-out plant should facilitate seamless expansion.

When you have all these aspects covered you get a Morila or a Loulo or indeed a Tongon, which will be another step forward for Randgold Resources, incorporating the lessons we’ve learned from our previous successful developments.

Registered office: La Motte Chambers, La Motte Street, St Helier, Jersey JE1 1BJ, Channel Islands, Telephone +44 1534 735 333

Registrars: Computershare Investor Services (Channel Islands) Limited, PO Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents: Computershare Services PLC, PO Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor and media relations: For further information contact Kathy du Plessis on Telephone +44 20 7557 7738, e-mail randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.